

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2011

Via E-mail

Mr. C. Lynn White
Chief Executive Officer
One XL Corp.
3925 Ayrshire Place
Charlotte, NC 28210

>   Re: **One XL Corp.**
>   **Form 10-K/A for Fiscal Year Ended June 30, 2010**
>   **Filed August 4, 2010**
>   **File No. 000-53423**

Dear Mr. White:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended June 30, 2010

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note you have not complied with our comment. The audit report must cover the cumulative period from February 28, 2008 (inception) to the most recent annual balance sheet date, in this case, June 30, 2010. Please revise.

You may contact Steve Lo at 202-551-3394 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services